Exhibit 99.(j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of The Reserve Fund:

We consent to the use of our report dated July 30, 2008, except for note 9 which is dated October 7, 2008, with respect to the statement of net assets of the U.S. Government Fund of The Reserve Fund (the Fund) as of May 31, 2008, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the periods or years in the three-year period then ended, included herein and to the references to our firm under the headings “Financial Highlights”, “Independent Registered Public Accounting Firm” and “Financial Statements” included in this Registration Statement on Form N-1A.

Our report dated July 30, 2008, except for note 9 which is dated October 7, 2008, contains an explanatory paragraph that states that the Fund has experienced a significant decline in net assets, is currently not offering any class of shares for purchase, has suspended the right of redemption to investors and the Fund along with its investment adviser, distributor, certain of its trustees, officers, and affiliated mutual funds have been named as defendants in numerous legal actions. Furthermore, on September 29, 2008 its Board of Trustees  has voted to liquidate the assets and distribute the resulting proceeds of the Fund to the Fund’s shareholders.  The financial statements do not include any adjustments that might result from the plan to liquidate the Fund.

/s/ KPMG LLP

October 7, 2008